MODIFIED

                                  Form U-13-60

                                  ANNUAL REPORT

                                 For The Period
             Beginning January 1, 2002 and Ending December 31, 2002

                                     To The

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                       Of

                     SOUTHERN COMMUNICATIONS SERVICES, INC.
                        (Exact Name of Reporting Company)

                              A Subsidiary Company

           Date of Incorporation August 16, 1993. If not incorporated
                       Date of Organization ______________

         State or Sovereign Power under which Incorporated or Organized
                                State of Delaware

          Location of Principal Executive Offices of Reporting Company
                       5555 Glenridge Connector, Suite 500
                                Atlanta, GA 30342

      Report filed pursuant to File Number 70-8233, dated December 30, 1994

           Name, title, and address of officer to whom correspondence concerning this report should be addressed:


                 R. Craig Elder, Vice President, Treasurer & CFO
             5555 Glenridge Connector, Suite 500, Atlanta, GA 30342

       Name of Principal Holding Company under which Reporting Company is
                                   Organized:

                              THE SOUTHERN COMPANY

             INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60

1. Time of Filing - - Annual Report essentially in the form of U-13-60 shall be filed appended to Form U5S, Annual Report of the Parent and Associate Companies Pursuant to the Public Utility Holding Company Act of 1935. Form U5S is required to be filed by May 1.

2. Number of Copies -- Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Definitions - - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within the modified Form U-13-60.

4. Organization Chart - - The company shall submit with each annual report a copy of its current organization chart.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS *

-------------------------------------------------------------------------------
           Description of Schedules and Accounts       Schedule or      Page
                                                     Account Number    Number
-------------------------------------------------------------------------------

COMPARATIVE BALANCE SHEET                                  Schedule I       3-4
-------------------------

     COMPANY PROPERTY                                      Schedule II      5-6

     ACCUMULATED PROVISIONS FOR DEPRECIATION              Schedule III       7
     AND AMORTIZATION OF COMPANY PROPERTY

     INVESTMENTS                                           Schedule IV       8

     ACCOUNTS RECEIVABLE FROM ASSOCIATE                    Schedule V        9
     COMPANIES

     MISCELLANEOUS CURRENT AND ACCRUED ASSETS             Schedule VIII      10

     MISCELLANEOUS DEFERRED DEBITS                         Schedule IX       11

     PROPRIETARY  CAPITAL                                  Schedule XI       12

     LONG TERM DEBT                                       Schedule XII       13

     CURRENT AND ACCRUED LIABILITIES                      Schedule XIII      14

     NOTES TO FINANCIAL STATEMENTS                        Schedule XIV       15

COMPARATIVE INCOME STATEMENT                               Schedule XV       16
----------------------------

     ANALYSIS OF BILLING-ASSOCIATE COMPANIES               Account 457       17

     ANALYSIS OF BILLING-NONASSOCIATE COMPANIES            Account 458       18

     SCHEDULE OF EXPENSE BY DEPARTMENT OR                 Schedule XVII    19-20
     FUNCTION

     DEPARTMENTAL ANALYSIS OF SALARIES                     Account 920       21

     OUTSIDE SERVICES EMPLOYED                             Account 923       22

     EMPLOYEE PENSIONS AND BENEFITS                        Account 926       23

     GENERAL ADVERTISING EXPENSES                         Account 930.1      24

     MISCELLANEOUS GENERAL EXPENSES                       Account 930.2      25

     RENTS                                                 Account 931       26

     TAXES OTHER THAN INCOME TAXES                         Account 408       27

     DONATIONS                                            Account 426.1      28

     OTHER DEDUCTIONS                                     Account 426.5      29

     ORGANIZATION CHART                                                      30


* Omitted Schedule Numbers not listed and not applicable.



                                                                                                                 3

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              ---------------------------------------

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

                                   (UNAUDITED)


Give balance sheet of the Company as of December 31 of the current and prior year.
(Note:  Amounts are in thousands of dollars.)


     ACCOUNT                          ASSETS AND OTHER DEBITS                              AS OF DECEMBER 31
     ------                           ------------------------                   ------------------------------
                                                                                 CURRENT                    PRIOR

       COMPANY PROPERTY
101    Company Property                (Schedule II)                      333,825                   320,608
107    Construction work in progress   (Schedule II)                       16,964                    10,174
                                                                          -------                  --------
                          Total Property                                  350,789                   330,782


108    Less accumulated provision for depreciation and                    120,882                    92,920
       amortization of company property   (Schedule III)                  ------                    -------
                       Net Company Property                               229,907                   237,862
                                                                          -------                   -------

       INVESTMENTS

124    Other Investments    (Schedule IV)                                     149                        70
                                                                          -------                   -------
                         Total Investments                                    149                        70
                                                                          -------                   -------

       CURRENT AND ACCRUED ASSETS

131    Cash                                                                 2,097                     2,232
134    Funds held in escrow                                                    77                         0
136    Temporary cash investments    (Schedule IV)                          6,391                     4,590
143    Accounts Receivable                                                 20,904                    23,896
144    Accumulated provision for uncollectable accounts                    (1,905)                   (3,485)
146    Accounts receivable from associate
       companies                                                            8,511                     8,079
       (Schedule V)
154    Materials and supplies                                               3,499                     3,333
165    Prepayments                                                          1,037                       825
174    Miscellaneous current and accrued assets
       (Schedule VIII)                                                       (166)                   (1,114)
                                                                          --------                  --------
                 Total Current and Accrued Assets                          40,445                    38,356
                                                                          --------                  --------

       DEFERRED DEBITS

186    Miscellaneous deferred debits   (Schedule IX)                           37                        27
190    Accumulated deferred income taxes                                        0                         0
                                                                          -------                   -------
                                Total Deferred Debits                          37                        27
                                                                          -------                   -------
                   TOTAL ASSETS AND OTHER DEBITS                          270,538                   276,315



                                                                                                        4

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                             ---------------------------------------

                                   (UNAUDITED)

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

     ACCOUNT                 LIABILITIES AND PROPRIETARY CAPITAL                   AS OF DECEMBER 31
    --------                 -----------------------------------             ---------------------------
                                                                               CURRENT            PRIOR
                                                                           ----------------- -----------
                    PROPRIETARY CAPITAL

201                 Common stock issued               (Schedule XI)                 1                 1
211                 Miscellaneous paid-in capital     (Schedule XI)           158,222           157,736
216                 Unappropriated retained earnings  (Schedule XI)           (68,831)          (77,598)
                                                                             ---------        ----------
                                  Total Proprietary Capital                    89,392            80,139
                                                                             ---------        ----------

                    LONG TERM DEBT
223                 Advances from assoc. companies                              96,073           122,528
                    (Schedule XII)
224                 Other long-term debt        (Schedule XII)                     315               343
                                                                             ---------        ----------
                                    Total long-term debt                        96,388           122,871
                                                                             ---------        ----------

                    CURRENT AND ACCRUED LIABILITIES

231                 Notes Payable                                                   28                23
232                 Accounts payable                                            14,201            12,013
234                 Accounts payable to associate companies
                    (Schedule XIII)                                              3,605             1,837
236                 Taxes Payable                                                2,140             1,875
237                 Interest accrued                                             2,801             3,667
241                 Tax collections payable                                      1,700             1,183
242                 Miscellaneous current and accrued liabilities
                    (Schedule XIII)                                              8,164             4,529
                                                                             ---------        ----------
                            Total current and accrued liabilities               32,639            25,127
                                                                             ---------        ----------

                    DEFERRED CREDITS
253                 Other deferred credits                                      24,061            24,541
                                                                             ---------        ----------
                                   Total Deferred Credits                       24,061            24,541
                                                                             ---------        ----------

282                 ACCUMULATED DEFERRED INCOME TAXES                           28,058            23,637
                    ---------------------------------

                              TOTAL LIABILITIES AND PROPRIETARY
                                           CAPITAL                             270,538           276,315
                                                                             ---------        ----------


                                                                                                                     5

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2002


                         SCHEDULE II - COMPANY PROPERTY

                                 (In Thousands)

                                                START OF YEAR                    RETIRED OR   OTHER        END OF YEAR
                DESCRIPTION                      BALANCE         ADDITION         SOLD        CHANGES      BALANCE
                -----------                     -------------    --------       ----------    -------     -------------

   COMPANY PROPERTY
   ----------------

Account

301            ORGANIZATION                                0                                                             0

303            MISCELLANEOUS
                INTANGIBLE PLANT                      72,251             129                                        72,380

304            LAND AND LAND RIGHTS                      177               3                                           180

305            STRUCTURES AND IMPROVEMENTS            52,005           2,460            42                          54,423

306            LEASEHOLD IMPROVEMENTS                  1,816             228           468                           1,576

307            EQUIPMENT                             169,480           9,850         1,217                         178,113

308            OFFICE FURNITURE AND                    2,461              23             7                           2,477
               EQUIPMENT

309            AUTOMOBILES, OTHER VEHICLES                73                                                            73
               AND RELATED GARAGE EQUIPMENT

310            AIRCRAFT AND AIRPORT
               EQUIPMENT

311            OTHER COMPANY PROPERTY                 22,345           2,430           172                          24,603
                       2/                           --------          ------        ------         -------        --------

               SUB-TOTAL                             320,608          15,123         1,906               0         333,825
                                                    --------         -------       -------        --------         -------
107            CONSTRUCTION WORK IN PROGRESS          10,174          19,304            88        (12,426)          16,964
                        1/       3/

                    TOTAL                            330,782          34,427         1,994        (12,426)         350,789
                                                    ========        ========       =======       =========        ========

1/       PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         CIP Other Changes represents capitalization of CWIP assets.


                              SCHEDULE II CONTINUED

                                 (In Thousands)

2/        SUBACCOUNTS  ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE
           COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT
           ADDITIONS  DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

------------------------------------------------------------------------------
                                                                 BALANCE AT
                    SUBACCOUNT DESCRIPTION       ADDITIONS      CLOSE OF YEAR
------------------------------------------------------------------------------


                  (FILED CONFIDENTIALLY PURSUANT TO EULE 104)



                                                                                                                             7

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2002


                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                        AMORTIZATION OF COMPANY PROPERTY

                                 (In Thousands)

----------------------------------------------------------------------------------------------------------------------------
                                                  START OF YEAR   CHARGED TO                OTHER CHANGES    END OF YEAR
                DESCRIPTION                      BALANCE         ACCOUNT 403      RETIRE-    ADD (DEDUCT)      BALANCE
                                                                                  MENTS
------------------------------------------------------------------------------------------------------------------------------
COMPANY PROPERTY

Account
301            ORGANIZATION                                0                                                             0

303            MISCELLANEOUS INTANGIBLE                3,112              15                                         3,127
               PLANT

304            LAND AND LAND RIGHTS


305            STRUCTURES AND IMPROVEMENTS            12,129           2,658            12                          14,775

306            LEASEHOLD IMPROVEMENTS                    348             675           116                             907

307            EQUIPMENT                              60,563          21,878           669                          81,772

308            OFFICE FURNITURE AND FIXTURES             417             164                                           581

309            AUTOMOBILES, OTHER VEHICLES                96                                                            96
               AND RELATED GARAGE EQUIPMENT

310            AIRCRAFT AND AIRPORT
               EQUIPMENT

311            OTHER COMPANY PROPERTY                 16,254           3,411            41                          19,624
                                                     -------          ------           ---              --         -------
                           TOTAL                      92,919          28,801           838               0         120,882
                                                     =======          ======           ====             ===        =======

1/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
         Not applicable




                                                                                       8

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2002


                            SCHEDULE IV - INVESTMENTS
                                 (In Thousands)


INSTRUCTIONS: Complete the following schedule concerning investments. Under account 124, "Other Investments", state each investment separately, with description, including , the name of issuing company, number of shares or principal amount, etc.


                                                        BALANCE AT BEGINNING OF   BALANCE AT CLOSE
                     DESCRIPTION                                 YEAR                   OF YEAR
                     ------------                       ----------------------    -----------------
ACCOUNT 124   -   OTHER INVESTMENT

EMPLOYEE LOANS                                                       29                        77


EXECUTIVE COMPENSATION TRUST                                         41                        72



ACCOUNT 136 - TEMPORARY CASH
      INVESTMENTS                                                 4,590                     6,391





                                                                 -------                   ------
                                                TOTAL            4,660                     6,540



                                                                                         9

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------

                      For the Year Ended December 31, 2002

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                 (In Thousands)


INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate by subaccount should be provided.

                                                BALANCE AT BEGINNING     BALANCE AT CLOSE OF
                       DESCRIPTION                 OF YEAR                      YEAR
                       -----------              --------------------     ------------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE
COMPANIES:

     Alabama Power  Co.                                     32                      387

     Georgia Power Co.                                     107                      591

     Gulf Power Co.                                          3                       15

     Mississippi Power Co.                                  42                       73

     Savannah Electric                                       0                       57

     Southern Nuclear                                        0                       22

     Southern Company Services                             367                      337

     Southern                                                0                       55

     Southern Telecom                                      135                        0

     Provision for Income Tax - The Southern Co.         7,393                    6,974


                                 TOTAL                   8,079                    8,511
                                                         -----                    -----
                                                                       TOTAL
                                                                      PAYMENTS
                                                                      --------

               ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                      0



                                                            TOTAL PAYMENTS             0


             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------

                      For the Year Ended December 31, 2002

            SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

          DESCRIPTION                      BALANCE AT        BALANCE AT CLOSE
                                       BEGINNING OF YEAR         OF YEAR
-------------------------------------------------------------------------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS


INVENTORY RESERVE - SHRINKAGE                  (75)               (76)


INVENTORY RESERVE - OBSOLESCENCE            (1,039)               (90)







                       TOTAL               (1,114)                (166)

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------

                      For the Year Ended December 31, 2002

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTION:  Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.


                DESCRIPTION                BALANCE AT          BALANCE AT CLOSE
                                           BEGINNING OF YEAR      OF YEAR
               ------------               ------------------   ----------------

ACCOUNT 186 - MISCELLANEOUS
DEFERRED DEBITS


    Deposits - Frequencies                    22                        14

    Other                                      5                         7

    Minimum Pension Obligation                 0                        16






                 TOTAL                         27                        37

                                 ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                                                 ---------------------------------------

                                               For the Year Ended December 31, 2002


                                                 SCHEDULE XI - PROPRIETARY CAPITAL

                                                             (In Thousands)

                                                         NUMBER OF
      ACCOUNT NUMBER                CLASS OF STOCK         SHARES     PAR OR STATED VALUE         OUTSTANDING CLOSE OF PERIOD
                                                         AUTHORIZED   PER SHARE             ------------------------------------
                                    --------------      -----------   ---------------------  NO. OF SHARES          TOTAL AMOUNT


ACCOUNT 201                      COMMON STOCK ISSUED      1,000           $1                        1,000              1


INSTRUCTIONS:   Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

                       DESCRIPTION                                                                AMOUNT

   ACCOUNT  211        MISC. PAID IN CAPITAL                                                                     158,236

                       Other Comprehensive Income                                                                     22

                       OCI - Income Tax                                                                               (8)

                                                        BALANCE AT
                                                        BEGINNING OF    NET INCOME OR        DIVIDENDS       BALANCE AT CLOSE
                       DESCRIPTION                        YEAR             (LOSS)            PAID            OF YEAR
                       -------------                    -------------   -------------        ---------       ----------------

ACCOUNT 216            UNAPPROPRIATED RETAINED EARNINGS   (77,598)          8,767                                (68,831)


                                   TOTAL                  (77,598)          8,767                                (68,831)





             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2002

                          SCHEDULE XII - LONG-TERM DEBT

                                 (In Thousands)

 INSTRUCTIONS:     Advances from parent and associate companies should be reported separately for advances on notes, and advances on open accounts. Names of associate companies from  which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.
                                    TERMS OF
                                    OBLIG CLASS                                  BALANCE AT
                                    & SERIES OF  DATE OF   INTEREST   AMOUNT      BEGINNING                         BALANCE AT
  NAME OF CREDITOR                  OBLIGATION   MATURITY   RATE     AUTHORIZED    OF YEAR   ADDITIONS  DEDUCTIONS  CLOSE OF YEAR
 ------------------                 ----------   ---------  ------  -----------  --------    --------- ---------   --------------

ACCOUNT 233 -   ADVANCES FROM PARENT:
                - Southern                       Renewable   6.00%              122,528      6,587     33,042          96,073
Company





ACCOUNT 224.6 - OTHER LONG
                 TERM DEBT
- W. Harold Tate             Promissory Note    08/05/2009   7.00%                  343                    28             315


                                                       TOTAL                    122,871      6,587     33,070          96,388



                                                                13



                                                                           14

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------

                      For the Year Ended December 31, 2002

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

 INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

            DESCRIPTION                          BALANCE AT              BALANCE AT CLOSE
                                                BEGINNING OF YEAR              OF YEAR
                                                -----------------        -----------------

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES:

      ALABAMA POWER COMPANY                               453                107

      GEORGIA POWER COMPANY                               137              1,794

      GULF POWER COMPANY                                   94                 92

      MISSISSIPPI POWER  COMPANY                           27                 27

      SOUTHERN COMPANY SERVICES                         1,118              1,579

      SAVANNAH ELECTRIC                                     8                  6




                                   TOTAL                1,837              3,605

ACCOUNT 242 - MISCELLANEOUS CURRENT AND
             ACCRUED LIABILITIES:

       Accrued Bonuses                                  3,354              6,964
       Accrued Vacation                                 1,139              1,212
       Promotional Credit Obligations                       6                  0
       Advance Payments                                    27                  0
       Miscellaneous                                        3               (12)

                                    TOTAL               4,529              8,164


             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------

                  Schedule XIV - Financial Statement Footnotes

                                December 31, 2002


1.    ORGANIZATION AND NATURE OF BUSINESS

     Southern Communications Services, Inc. (d.b.a. Southern LINC)
     (the "Company") was incorporated under the laws of the state of Delaware on August 16. 1993. Southern Company ("Southern") is the lone stockholder of the Company and is registered as a holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). Both Southern and the Company are subject to the regulatory provisions of the PUHCA.

     The Company operates an enhanced specialized mobile radio ("ESMR") communications system in a contiguous territory covering most of Alabama and Georgia and portions of northern Florida and southern Mississippi. The communications services provided include dispatch, short messaging, packet data, and interconnect services. These services are offered to other subsidiaries of Southern and to commercial, governmental, and individual customers. (CERTAIN INFORMATINN FILED CONFIDENTIALLY PURSUANT TO RULE 104.)


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates - The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Source of Supplies - The Company relies on local and long-distance telephone companies to provide certain communications services. Although management believes that alternative telecommunications facilities could be found in a timely manner, any disruption of these services could have an adverse effect on operating results.

     The Company acquires its inventory (consisting of radios and accessories) and equipment, which are important components of its operations, almost entirely from one source. Although there are a limited number of manufacturers of this type of equipment, management believes that other suppliers could provide similar equipment on comparable terms. If the current supplier is unable to meet the Company's needs as it builds out its network infrastructure and sells services and equipment, then delays and increased costs in the expansion of the Company's network infrastructure or losses of potential customers could result, which would adversely affect operating results.

     Cash and Cash Equivalents - For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Credit Risk - The Company's accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. The Company's risk of loss is limited due to advance billings to customers for access to the network and the ability to terminate access oh delinquent accounts. The concentration of credit risk is mitigated by the large number of customers comprising the customer base. The carrying amount of the Company's receivables approximates fair value.

     Radios and Accessories - The Company maintains radios and accessories for resale of radio handsets and accessory parts (e.g., antennae, batteries, cable, etc.). Radios and accessories are stated at the lower of average original cost or market.

     Property and Equipment - Property and equipment are recorded at cost and include certain capitalized overhead costs (primarily engineering). The Company records depreciation using the straight-line method over the estimated useful 1ives of the assets, which are 20 years for buildings and towers, 3 to 15 years for equipment, and 5 to 15 years for furniture and fixtures. When property is retired, the cost of the property and the related accumulated depreciation are removed from the balance sheets and any gain or loss on 1he transaction is included in income. There were no sales of assets during the year ended 2002.

     Construction in Progress - Expenditures to construct the Company's ESMR system are recorded as construction in progress until the assets are placed in service, at which time they are recorded to the appropriate property and equipment accounts and depreciation begins.

     FCC Licenses - Licenses, which consist of costs incurred to acquire ESMR licenses, are stated at cost less accumulated amortization. The company has adopted SFAS No. 142 as of January 1, 2002, and has therefore ceased the amortization of FCC licenses.

     Long-Lived Assets - The Company periodically reviews the values assigned to long-lived assets, including property and intangibles to determine whether any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

     Income Taxes - The Company utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance.

     Revenue Recognition - The Company earns revenues by providing ESMR services as well as from the sales of radios and accessories. Service revenues consist of the base monthly service fees and airtime revenue. Base monthly service fees are billed one month in advance but are recognized when earned. Monthly service fees billed in advance but not yet earned are recorded in the accompanying balance sheets as advance billings. Airtime revenues are recognized when service is provided. Equipment revenues are recognized upon the shipment of the equipment to the customer. Other revenues consist of activation charges and are recognized when earned.

     Advertising Costs - The Company expenses all advertising costs as incurred.

     New Accounting Pronouncements - In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No.141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires all business combination consummated after June 30, 2001 to be accounted for using the purchase method of accounting. It also requires that intangible assets be recognized apart from goodwill if the intangible assets arise from contractual of legal rights or if they are transferable or otherwise separable from the acquired business. SFAS No. 142 addresses financial accounting and reporting from goodwill and other intangible assets. Under the new statements, amortization of goodwill and indefinite lived intangible assets ceases, and instead companies will be required to apply a fair market value based impairment test to these assets at least annually.

     The company has adopted SFAS No.142, and has determined that FCC licenses qualify as indefinite lived intangible assets under the provisions of SFAS No. 142. Since the Company has determined that the licenses qualify for treatment as indefinite lived assets, it ceased amortization of approximately $72 million book value of FCC frequency licenses beginning January 1, 2002. During 2002, the Company reversed approximately $1.2 million (pre-tax) of amortization expense related to FCC licenses.

     In August 2001, the FASB issued SFAS No.144, Accounting for the Impairment or Disposal of Long- Lived Assets. SFAS No. 144 is effective for the Company effective January 1, 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell. The Company has adopted SFAS No. 144, and does not expect its adoption to have a material impact on the results of its operations or financial position.

3.    SALE OF ASSETS

    (CERTAIN INFORMATINN FILED CONFIDENTIALLY PURSUANT TO RULE 104.)



4.    LONG-TERM OBLIGATIONS

     On November 29, 1996, the Company entered into a promissory note with its parent, Southern. Under the terms of the note, Southern will advance amounts to the Company from time to time under a revolving credit arrangement, and the note is due on demand. The note, which is unsecured and prepayable at any time without penalty, bears interest at a variable rate, which was 6% at December 31, 2002. The total amount of principal and accrued interest outstanding under this note was approximately $96,073,000 at December 31, 2002.

     (Certain information filed confidentially pursuant to Rule 104.)


5.    EMPLOYEE BENEFIT PLANS

     The Company has a defined benefit, trusteed, noncontributory pension plan that covers substantially al1 regular employees. Benefits are based on one of the following formulas: years of service and final average payor years of service and a flat dollar benefit. The Company funds the pension trust to the extent deductible under federal income tax regulations or to the extent required as determined by its actuary. The Company also provides certain medical care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits when they retire. The cost of these benefits is not funded. The measurement date for the Company's plans is September 30.

     The following tables show actuarial results and assumptions for pension and other postretirement benefits as follows (in thousands) as of December 31, 2002:

                                                       Pension       Other
                                                        Benefits    Benefits

 Benefit obligation at December 31                    $  14,085     $   2,788
 Fair value of plan assets at December 31             $   9,606             0
                                                      ---------     ---------

Funded status                                         $  (4,479)    $  (2,788)
                                                      =========      =========

Accrued liability recognized in the balance sheets    $   2,049     $   1,537
                                                      =========     =========

  The weighted average rates assumed in the actuarial calculations for both the pension and other postretirement benefits were as follows as of December 31, 2002:


        Discount                                                       7.5%
        Annual salary ncrease                                          4.0%
        Long-term return on plan assets                                8.5%


     An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of 8.75% for 2002, decreasing gradually to 5.25% through the year 2011, and remaining at that level thereafter.

     Certain changes in the projected benefit obligations were as follows (in thousands) as of December 31, 2002:



                                             Pension            Other
                                             Benefits           Benefits

        Net periodic benefit cost           $     892            $    342
        Benefits paid                             113                   0


6.    COMMITMENTS AND CONTINGENCIES

     Leases - The Company leases office space and cell sites under long-term operating leases. The majority of these leases contain renewal provisions that are generally expected to be exercised or replaced by other leases. Rental expenses for the year ended December 31, 2002 totaled approximately $9,110,000 and is included in selling, general, and administrative and system operations and maintenance in the accompanying statements of operations.

     Future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2002 are as follows (in thousands):




        2003                                                     $ 10,737
        2004                                                       10,528
        2005                                                        9,214
        2006                                                        8,965
        2007                                                        8,658
        Thereafter                                                  3,075
                                                                  -------
        Total                                                    $ 51,177
                                                                 ========

     Legal Proceedings - The Company is subject to legal proceedings and claims that arise in the ordinary course of business. There are no pending legal matters to which the Company is a party that management believes will have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

7.    TRANSACTIONS WITH AFFILIATES

     Certain specialized services are performed by Southern Company Services, Inc., an affiliate. Services provided to the Company include telecommunications services and support in major functional areas, such as engineering, benefits, cash management, legal, risk management, accounting, payroll, and taxes. These services are provided at cost and totaled approximately $14,269,000 in 2002. Costs attributable to support functions are included in selling, general, and administrative and system operations and maintenance in the accompanying statement of operations.

     The Company purchases power and leases office space and towers from affiliated companies. The costs of these services in 2002 was approximately $1,493,000, and are included in selling, general, and administrative expenses in the accompanying statement of operations.

     (CERTAIN INFORMATION FILED CONFIDENTIALLY PURSUANT TO RULE 104.)


     At December 31, 2002, the Company had net payables of approximately $3,605,000 to its affiliates for amounts due under the agreements discussed above.

8.    INCOME TAXES

     The Company files its federal income tax return and state income tax returns for Mississippi and Alabama on a consolidated basis with Southern. Under the joint consolidated income tax agreement, the Company computes, its current and deferred income tax benefit (expense) on a stand-alone basis.

     The income tax (expense) benefit reflected in the accompanying financial statements consists of the following for the years ended December 31, 2002 (in thousands):




        Current income taxes                                      $   2,366
        Deferred income taxes                                         3,225
                                                                  ---------
                Total income tax (expense) benefit                $   5,591
                                                                  =========

     At December 31, 2002, the Company had payables to Southern of approximately $1,762,000 under the terms of the consolidated income tax agreement. These amounts are included in net payables to affiliates in the accompanying balance sheet.

     Deferred tax liabilities (assets) were comprised of the following at December 31, 2002 (in thousands):


        Property, primarily accelerated depreciation             $      46,423
        Other                                                              345
                Gross deferred tax liabilities                          46,768
        Capitalized interest                                               823
        Capitalized costs                                                  482
        Pension and postretrement benefits                               1,242
        Employee compensation                                            1,429
        Revenue recognition                                              1,274
        Deferred gain on sale of assets                                  9,930
        Other                                                            3,531
                Gross deferred tax assets                               18,711
        Net deferred tax liability                                      28,057

     A reconciliation of the statutory federal income tax rate to the Company's effective rate is as follows at December 31, 2002:


       Income tax benefit at statutory rate                     35.0%
       State income taxes, net of federal benefit                3.4%
       Other                                                     0.5
                                                                ----
       Total income tax benefit                                 38.9%
                                                                =====

     The Company files stand-alone state income tax returns for Florida and Georgia. The Company has operating loss carryforwards available to reduce future state taxable income of approximately $159 million at December 31, 2002, of which $24 million expires in 2010, $53 million expires in 2011, $58 million expires in 2012, $2 million expires in 2018, $17 million expires in 2019, $2 million expires in 2020, and $3 million expires in 2021.



                                                                          16

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2002


                                   SCHEDULE XV

                               STATEMENT OF INCOME

                                 (In Thousands)
                                   (UNAUDITED)
        ACCOUNT                  DESCRIPTION               PRIOR           CURRENT
                                                           YEAR              YEAR
                     INCOME
       45x          Services & Equipment                      158,348          190,419
      421           Miscellaneous income or loss                 (122)            (856)
                                                              -------          -------
                                       Total Income           158,226          189,563
                                                              -------          -------

                    EXPENSES
      920           Salaries and wages                         24,090           30,075
      921*          Office supplies and expenses               24,749           29,449
      923           Outside services employed                  43,140           43,885
      924           Property insurance                             52               63
      925           Injuries and damages                           94             (46)
      926           Employee pensions and benefits              3,408            4,074
      930.1         General advertising expense                 5,875            6,014
      930.2         Miscellaneous general expenses              1,247            2,054
      930.5         Bad Debt Expense                            3,565            7,216
      931           Rents                                       8,945            9,110
      932           Maintenance of structures and equipment     3,595            5,434
      403           Depreciation and amortization expense      24,649           28,799
      408           Taxes other than income taxes               3,610            3,543
      409           Income taxes                                (844)            2,366
      411           Provision for deferred income taxes
                        - credit                                3,096            3,225
      426.1         Donations                                       3                2
      426.5         Other deductions                               42               90
      430           Interest on Southern loan                   4,964            6,525
      431           Other interest expense                        931           (1,082)



                                                             --------          -------
                        Total Expense                         155,210          180,796
                                                             --------          -------

                    Net Income or (Loss)                        3,016            8,767
                                                              --------          ------

INSTRUCTION:   Provide a schedule briefly describing types of intercompany transactions.

TRANSACTIONS WITH ASSOCIATE COMPANIES

Southern Communications Services, Inc. has agreements with Southern Company Services, Inc. and each of the system operating companies under which those companies provide the following services to the Company at cost: general engineering, design engineering, accounting and statistical, rates, budgeting, business promotion and public relations, systems and procedures, training, administrative, and financial services. In addition to these services, certain facilities of the system companies are made available to the Company and its customers.


*Office Supplies and Expenses

   Amount includes cost of radios and accessories sold.

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2002

------------------------------------------------------------------------------
                               ANALYSIS OF BILLING
                              SERVICES RENDERED TO
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                 (In Thousands)

(FILED CONFIDENTIALLY PURSUANT TO RULE 104.)

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2002

                               ANALYSIS OF BILLING
                             NON-ASSOCIATE COMPANIES
                                   ACCOUNT 458

                                 (In Thousands)




(FILED CONFIDENTIALLY PURSUANT TO RULE 104.)




               ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                                -------------------------------------
                      For the Year Ended December 31, 2002

                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                        BY DEPARTMENT OR SERVICE FUNCTION

                                 (In Thousands)


 DESCRIPTION   OF   ITEMS                  TOTAL   OVERHEAD        DEPARTMENT   OR   SERVICE    FUNCTION
                                          AMOUNT
---------------- -------------------------------------------------------------------------------------
      920        SALARIES AND WAGES             N/A
      921        OFFICE SUPPLIES AND EXPENSES
      922        ADMIN EXP TRANSFERRED - CREDIT
      923        OUTSIDE SERVICES EMPLOYED
      924        PROPERTY INSURANCE
      925        INJURIES AND DAMAGES
      926        EMPLOYEE PENSIONS AND BENEFITS
      928        DISPOSITION OF INTELLECTUAL PROP.
     930.1       GENERAL ADVERTISING EXPENSE
     930.2       MISCELLANEOUS GENERAL EXPENSE
      931        RENTS
      932        MAINTENANCE OF STRUCTURES & EQUIP
      403        DEPRECIATION & AMORTIZATION EXP
      408        TAXES OTHER THAN INCOME TAXES
      409        INCOME TAXES
      410        PROVISION FOR DEFERRED INCOME TAX
      411        PROV  DEFERRED INCOME TAX - CREDIT
     411.5       INVESTMENT TAX CREDIT
     426.1       DONATIONS
     426.5       OTHER DEDUCTIONS
      427        INTEREST ON LONG TERM DEBT
      430        INTEREST ON DEBT TO ASSOCIATE CO.
      431        OTHER INTEREST EXPENSE

INSTRUCTION: Indicate each department or service function.
(See instruction 01-3 Gen'l Structure of Acc'ting Structure
System: Uniform System Account.)                     TOTAL EXPENSES

o Refer to expenses on Schedule XV. Detailed information for SEC Accounts N/A since all costs are billed at market.

                                       19


            ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                             -------------------------------------
                      For the Year Ended December 31, 2002
                                  SCHEDULE XVII
                        SCHEDULES OF EXPENSE DISTRIBUTION
                                       BY
                             DEPARTMENT OR FUNCTION
----------------------------------------------------------------------------
               ACCOUNT NUMBER            DEPARTMENT      OR     FUNCTION
----------------------------------------------------------------------------
                    920                                 Not  Applicable
                    921
                    922
                    923
                    924
                    925
                    926
                    928
                   930.1
                   930.2
                    931
                    932
                    403
                    408
                    409
                    410
                    411
                   411.5
                   426.1
                   426.5
                    427
                    430
                    431



                                                                                                 21


             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                              --------------------------------------
                      For the Year Ended December 31, 2002

                       DEPARTMENTAL ANALYSIS OF SALARIES *

                                   ACCOUNT 920


 NAME OF DEPARTMENT OR SERVICE FUNCTION                             SALARY EXPENSE        NUMBER PERSONNEL
 ----------------------------------------                           --------------        ----------------
Indicate each department or service function.                           TOTAL
                                                                       AMOUNT                 END OF
                                                                   (in thousands)              YEAR


         Customer Service & Human Resources                           3,626                    119

         Marketing                                                    1,231                     21

         Sales                                                        9,125                    165

         Engineering                                                  4,423                     79

         VP - Finance                                                 3,095                     76

         Information Technology                                       2,337                     38

         Executive                                                      349                      2

         Legal                                                          286                      4



         Accrued Salaries                                               102

         Accrued Bonuses                                              7,054

         Salaries Allocated to Southern Telecom                        (160)

         Capitalized Labor                                           (1,393)





* Salaries were not billed out per se as all billings to associates and non-associates were at market.





                                      TOTAL                         30,075                     504

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                      For the Year Ended December 31, 2002

                            OUTSIDE SERVICES EMPLOYED
                                  ACCOUNT 923*
                                 (In Thousands)


INSTRUCTIONS:  Provided below is a break down of outside services employed.
 Legal Fees                                                        3,044
Account & Audit Fees                                                 110
Outside Services - Alabama Power                                      96
Outside Services - Georgia Power                                      41
Outside Services - Gulf Power                                         39
SCS Field Services                                                    63
SCS Admin                                                          2,818
SCS Air Travel                                                       190
SCS Other                                                            479
SCS IR Products & Svcs                                             3,099
Inventory Carrying Cost                                              270
Special Projects                                                     213
Competitive Comm Svcs                                                  1
Other Outside Companies                                               78
Meetings                                                              28
Annual Sales Meeting                                                 210
Temp Office Svc                                                      249
Consulting Svc                                                        59
Commissions                                                       12,808
Billings Services                                                  1,796
Billing Services - Postage                                           671
Utility Cost                                                       1,854
Website - Marketing                                                   38
Product Development Support                                           16
Cleaning/Janitorial Services                                          25
Recruiting                                                            30
Collection Agency Fees                                                15
Market Research                                                      255
Debit Card Program                                                     7
Security Service                                                       9
Billing Services - Enhancements                                        5
Informance                                                             1
Equipment Maintenance Program                                          2
Outside Services - Mississippi Power                                   2
Inventory Handling Costs                                             256
Other                                                             15,008
                                                                  ------
                        TOTAL                                     43,885
------------------------------------------------------------------------

*Account 923 details are voluminous and are available for review at:
  5555 Glenridge Connector, Suite 500, Atlanta, GA.

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2002

-------------------------------------------------------------------------------
                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926
                                 (In Thousands)

-------------------------------------------------------------------------------
INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

-------------------------------------------------------------------------------
                                  DESCRIPTION                    AMOUNT

Supplemental                                                           7
ESP

Pension Expense                                                      759

Post Retirement Medical & Life                                       336

Supplemental Executive Retirement Plan                                74

Performance Dividend Plan                                            524

Long-term Incentive Plan                                            (50)

Employee Group Insurance/Company Contribution                      1,531

Employee Savings Plan/Company Contribution                           703

ESOP Co Contribution                                                  41

Accrued Vacation                                                     124

Employee Health/Physical Exam                                          3

Financial Planning Program                                            20





                                               TOTAL             4,074

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2002

------------------------------------------------------------------------------

                           GENERAL ADVERTISING EXPENSE
                                 ACCOUNT 930.1*
                                 (In Thousands)

------------------------------------------------------------------------------
INSTRUCTIONS: Provide a listing of the amount included in Account 930.1 "General Advertising Expense", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-----------------------------------------------------------------------------
DESCRIPTION                                                   AMOUNT

-----------------------------------------------------------------------------
93010000          Advertising                                          3,842

93011000          Newspaper Advertising                                    2

93011100          Trade Shows                                             18

93011200          Brochures                                              339

93011300          Newsletters/Bulletins                                   79

93011400          Sales Incentives-Promotions                             26

93011500          Co-Op Credits                                          352

93012000          Yellow Pages                                           442

93013000          Production Costs                                       235

93017000          Agency Fees                                            300

93018000          Public Relations                                       136

93018100          Promotions                                              92

93018600          Customer Communications-Existing                       102

93019000          Direct Mail                                             17

93018700          Customer Retention                                      32


*Account 930.1 details are voluminous and are available for review at:
        5555 Glenridge Connector, Suite 500, Atlanta, GA.






TOTAL                                                                    6,014

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2002


------------------------------------------------------------------------------
                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2

                                 (In Thousands)
INSTRUCTIONS:  Provide a listing of the amount in Account 930.2, "Miscellaneous
               General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.

----------------------------------------------------------------------
                     DESCRIPTION                  AMOUNT
----------------------------------------------------------------------

         Dues and Memberships                                      67

         Training and Seminars                                    334

         Marketing Promotion Expenses                             296

         Storage and Moving                                         2

         Miscellaneous                                             35

         Awards                                                    90

         Sales Tax Discounts                                     (36)

         Regulatory Fees                                           72

         Credit Card Processing Fees                              339

         Removal of Capital Property                               41

         Non-recoverable E911 Fees                                562

         Diversity Training                                       252





                                     TOTAL                      2,054

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2002


------------------------------------------------------------------------------
                                      RENTS

                                   ACCOUNT 931

                                 (In Thousands)

------------------------------------------------------------------------------

INSTRUCTIONS:    Provide a listing of the amount included in Account 931,
                "Rents,"  classifying such expenses by major groupings of
                 property, as defined in the account definition of the Uniform System of Accounts.

-------------------------------------------------------------------------
                        TYPE OF PROPERTY                 AMOUNT
-------------------------------------------------------------------------

Office                                                      3,224

Tower and Land                                              5,181

Vehicles                                                      174

Miscellaneous                                                 114

HP Lease Payments                                             416

Pager Rentals                                                   1





                                       TOTAL                9,110

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2002

----------------------------------------------------------------------------
                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408

                                 (In Thousands)

----------------------------------------------------------------------------
 INSTRUCTIONS:   Provide an analysis of Account 408, "Taxes Other Than Income
                 Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes.
                 Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------------
                       K I N D    O F     T A X                     AMOUNT
-------------------------------------------------------------------------------

Other than U.S. Government:
         State Unemployment                                         20
         Real Estate and Personal Property                       1,697
         Other State and Local Taxes and Licenses                   73
         Franchise Taxes                                            15
         SWT Employer                                              (9)



                                               Subtotal          1,814
                                                                 -----

U. S. Government:
         FICA - Employers Portion                                1,688
         FUTA                                                       29
         FWT Employer                                               12
                                                                 -----
                                               Subtotal          1,729
                                                                 -----








                                   TOTAL                          3,543

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                               --------------------------------------

                      For the Year Ended December 31, 2002

-------------------------------------------------------------------------------
                                   DONATIONS

                                  ACCOUNT 426.1

                                 (In Thousands)

-------------------------------------------------------------------------------
INSTRUCTIONS:     Provide a listing of the amount included in Account 426.1\
                  "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items less than $3,000
                  may be shown in lieu of details.
------------------------------------------------------------------------------

NAME   OF   RECIPIENT            PURPOSE    OF   DONATION              AMOUNT
------------------------------------------------------------------------------

12 Various Contributions         General Fund                            2










                                                 TOTAL                  2

                  ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2002

                                OTHER DEDUCTIONS
                                  Account 426.5

------------------------------------------------------------------------------
                     DESCRIPTION                 NAME OF         AMOUNT
                                                  PAYEE
------------------------------------------------------------------------------


LOBBYING                                  JOE TANNER &                     90
                                            ASSOCIATES











                                              TOTAL                        90

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2002


-----------------------------------------------------------------------------

                               ORGANIZATION CHART

-----------------------------------------------------------------------------

                        (Provided with Rule 104 Request)

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                             --------------------------------------





                                SIGNATURE CLAUSE


 Pursuant to the requirements of the Public Utility Holding Company Act of 1935

 and in accordance with release numbers 22132, and order number 70-8233, dated

 December 30, 1994, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                            SOUTHERN COMMUNICATIONS SERVICES, INC.
                                 (Name of Reporting Company)


                           By: /s/ R. Craig Elder
                                       (Signature of Signing Officer)


                         R. Craig Elder, CFO, Vice President and Treasurer
                            (Printed Name and Title of Signing Officer)





Date:  April 29, 2003